February 14, 2006
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re:	Tollgrade Communications, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 26, 2005
Form 10-Q for the Fiscal Quarter Ended June 25, 2005
Form 10-Q for the Fiscal Quarter Ended September 24, 2005
File No. 0-27312
Dear Mr. Spirgel:
     As previously discussed with the Staff, please find attached the portions of our Form 10-K which contain discussions pertinent to our intangible assets and disclosures related thereto for the staff’s review. We have not included our disclosure for the 2005 10-Q/As or for the selected and quarterly financial information to be included in Form 10-K; however, the language therein will be consistent with the disclosure provided herein.
Sincerely,
/s/ Samuel C. Knoch
Samuel C. Knoch
Chief Financial Officer and Treasurer

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Restatement
     As discussed more fully in Note 2 of the consolidated financial statements appearing in Item 8 of this Form 10-K, we have restated our previously issued consolidated financial statements for the years ended December 31, 2003 and 2004, including the unaudited quarterly financial information for each of the quarters for the year ended December 31, 2004 and the unaudited quarterly financial information for each of the first three quarters for the year ended December 31, 2005.
     This discussion and analysis (MD&A) should be read in conjunction with the restated consolidated financial statements and notes appearing in Item 8 of Form 10-K. All affected prior year amounts in MD&A have been restated.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Industry and Market Trends
     A significant downturn in the telecommunications industry began in early 2001 and persisted into 2004. The downturn was caused by a number of factors, including the general slowdown of the U.S. and global economies during the period, network overcapacity, constrained capital markets and financial difficulties among certain telecommunication providers, especially Competitive Local Exchange Carriers (CLECs). The CLEC’s business models generally did not produce the profitability necessary to justify their significant ongoing capital consumption, a problem due in part to regulatory hurdles during that period which impeded competitive access to the telecommunications infrastructure. Many CLECs as a result were forced to seek bankruptcy protection, a number of which remain there today. Some CLECs are being purchased and consolidated in the process, while others are emerging or set to emerge with stronger capital structures to meet the competitive challenge. Those independent CLECs which are in or have currently emerged from bankruptcy protection now must face an even tougher competitive landscape in light of the 2004 U.S. Court of Appeals decision to strike down many of the competitive advantages in interconnection and unbundling rules that were granted to the CLECs under the Telecommunications Act of 1996. The ultimate effect, however, has been that many CLECs must now build their own switched networks to survive. We believe that this in turn may create demand for LoopCare and DigiTest products which can serve as the testing infrastructure for these build-outs.
     We benefited greatly from the increased capital spending of telecommunication providers during the late 1990s and into 2000. As the RBOCs and others built-out new and upgraded existing networks during the period, tremendous demand for our products resulted in very high levels of profitability. Over the past several years, in addition to reorganizing our workforce, we have diversified our product offerings both through our acquisitions of the LoopCare and cable-based Cheetah businesses and through our development of new products, especially those aimed at the broadband test market, such as DigiTest EDGE and HUB. We believe that these ongoing efforts, some of which have had the secondary effect of bringing new customers to the Company thus reducing our reliance on the RBOCs, should strategically position us to effectively compete in the evolving marketplace.
     During 2005, companies in the telecommunications industry initiated, or in some circumstances continued, the definition and grooming of their transmission networks in competitive response to cable companies and other service providers who have sought to gain market share by adding subscribers once only serviced by traditional fixed wireline carriers. The response of the majority of the RBOCs (excluding Verizon) indicates they will enhance their ability to continue to use their current hybrid fiber/copper networks for the foreseeable future to provide a vast array of competitively priced voice, data and ultimately video services to the market. Since the majority of the Company’s telecommunications products provide test and measurement benefit in a hybrid fiber/copper network, we believe that this approach will have a favorable effect on the continued future demand for the Company’s current product offerings. Our customer Verizon has indicated it will take a different strategic network direction by implementing a deep fiber (fiber-to-the-premises, or FTTP) strategy that in some cases will reach directly into the consumers’ house. The Verizon FTTP program is currently only in its infancy. The most immediate impact of this strategy has been felt by the Company in 2005 as Verizon diverted traditional fixed wireline capital budgets to its deep fiber overlay initiatives. Recently, Verizon disclosed its FTTP overlay network had reached a level of 2.5 million homes passed and a current “take-rate” of approximately 13%. Although these numbers at this point are not material to the amount of homes serviced by a hybrid copper/fiber network, they did for the first time in the fourth quarter of 2005 signal that this strategy may result on a long term basis in a moderation or reduction in Verizon’s demand for the Company’s current product offerings. We believe that the success of Verizon’s FTTP program will depend on its capability to deliver quality services in an ever-increasing competitive pricing landscape. The strategic direction chosen by the Company is as outlined in the section of this MD&A entitled “Our Reponses to These Industry Trends” which follows. A review of the impact of these network topology trends on certain of the Company’s intangible assets is contained in the Critical Accounting Policies section of this MD&A.
     Finally, complicating our continuing ability to assess our market space in the telecommunications industry is the uncertainty driven by the deregulatory efforts of various government entities, especially at the Federal level. Deregulation has actually resulted in competitive disadvantage for certain telecommunications services and providers, including changes to pricing, access by competitive carriers and other broad changes to data and telecommunications networks and services. As the Federal Communications Commission (FCC) and other government agencies continue to enact new or amend existing regulations, especially relating to The Telecommunications Act of 1996, our customers cannot always accurately interpret or predict the rules by which they will be required to compete in the marketplace. These changes in the regulation of the telecommunications industry in the United States have had a major impact on our customers, especially on their pricing of services, and may affect their deployment of future services. We do not believe that we can accurately predict when these issues will be resolved, or that this deregulatory effort will continue in the future or how these issues will ultimately affect our revenues or results of operations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies
Intangible Assets and Goodwill
     We had net intangible assets of $39.5 million, capitalized software of $4.1 million and goodwill of $21.6 million at December 31, 2005 primarily resulting from the acquisitions of the LoopCare and Cheetah businesses in September 2001 and February 2003, respectively. In connection with these acquisitions, we utilized the guidance of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” which were issued in July 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that goodwill, as well as any indefinite-lived intangible assets not be amortized for financial reporting purposes. Finite lived intangible assets are generally amortized on a straight-line basis, with the exception of any customer base assets and software related intangible assets. The customer base assets are amortized utilizing an accelerated method which reflects the pattern in which the economic benefits of the customer base asset are consumed or otherwise used. Software related intangible assets are amortized based on the greater of the amount computed using the ratio that current gross revenues bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life.
     In connection with the assets acquired in the LoopCare transaction, intangible assets of $45.1 million were identified with residual goodwill of $16.9 million. These include Developed Product Software valued at $7.3 million and LoopCare Base Software valued at $4.5 million. Both were determined to have finite useful lives of five years and ten years, respectively and are being amortized over those periods. Also identified were intangible assets related to the LoopCare trade name of $1.3 million and Post-Warranty Service Agreements of $32.0 million. Because of the longevity of the LoopCare trade name and the stability, level of embedment, and unique dependence of the RBOCs on the post warranty maintenance services, these intangible assets were determined to have indefinite useful lives at the acquisition date. With regard to the Post-Warranty Maintenance Service Agreements, during the fourth quarter of 2005 management determined that events and circumstances which supported the indefinite life of this asset had changed. More specifically, during the fourth quarter of 2005 one of the Company’s key customers disclosed that its FTTP initiative had exceeded 5% of its subscriber base, which indicates that the intangible asset related to the Post-Warranty Service Agreements may not have an indefinite useful life. This development as well as circumstances surrounding recent post-warranty contract renewals, on a combined basis led the Company to conclude that in accordance with SFAS No. 142 a finite useful life should be assigned and the intangible asset should be amortized on a prospective basis beginning October 1, 2005. Management currently believes that the hybrid fiber/copper network currently deployed by the RBOCs, which is tested by the underlying LoopCare Base Software, will exist for at least 50 years. Management has therefore assigned a useful life to this asset of 50 years.
     In the Cheetah acquisition, intangible assets of $7.8 million were identified with residual goodwill of $5.6 million. The intangible assets consist of the Cheetah Base Software valued at $2.9 million, the Cheetah Customer Base valued at $2.7 million, Proprietary Technology valued at $1.0 million, and Cheetah Maintenance Agreements valued at $0.2 million. The Cheetah Base Software, Proprietary Technology, and Cheetah Maintenance Agreements were determined to have useful lives of ten years, while the Cheetah Customer Base whose value is based on discounted cash flows generated on hardware sales which typically continue five years beyond the sale of the corresponding Base Software, was assigned a useful life of 15 years. A Cheetah trademark asset valued at $1.0 million was identified and determined to have an indefinite useful life.
     Sensitivity Analysis:
     Certain portions of the telecom market serviced by the Company’s products are evolving and, when appropriate, management reviews the impact of such changes on the key assumptions underlying the valuation of each of its intangible assets. Technological advances, as well as potential changes in strategic direction by any of the Company’s key telecom or cable customers, could result in an impairment or substantial reduction in one or more of the estimated lives over which the respective intangible asset(s) is/are currently being amortized. The following table lists intangible assets with a remaining life at December 31, 2005 of at least one year and that have a net book value exceeding $0.1 million:

	Years
		Remaining	Carrying	2006
	Original	Life at	Value at	Projected
Asset Description	Life	12/31/05	12/31/05	Amortization

LoopCare
Base Software	10	5.75	$2.6	$0.5
Post-Warranty
Maintenance Service
Agreements	50	49.75	31.8	0.6
Cheetah
Base Software	10	7	2.1	0.3
Proprietary Technology	10	7	0.7	0.1
Customer Base	15	12	2.2	0.3
Other
Exclusivity Agreement	5	3.25	0.5	0.1

			$39.9	$1.9

          In the event that the Company would reevaluate the above estimated useful lives in the future due to changed events and circumstances, annual amortization would increase based on the respective intangible asset’s carrying value and revised remaining useful life.
     Reviews for Impairment:
     Goodwill and certain other intangible assets, determined to have an indefinite life, are not amortized. Instead, these assets are reviewed for impairment at least annually or more frequently if events or changes in circumstance indicate that the carrying value of such assets may not be recoverable. During these reviews for impairment of indefinite lived assets, other than goodwill, we review any changes in facts and circumstances which would impact the estimated useful life of the asset. We perform our annual impairment tests on December 31st of each year. With respect to goodwill, we have determined that we have one reporting unit. At December 31, 2005, we based our goodwill impairment test on a comparison of the fair value, which we estimated based on our market capitalization and an estimated control premium to the Company’s book value. Our goodwill impairment test indicated no impairment in 2005 or in prior years. Indefinite lived intangible assets are valued using the relief from royalty method with no residual value. For indefinite lived intangible assets, our annual impairment tests indicated no impairment and the results of our review of useful lives, based on current events and circumstances, continue to support the indefinite lives.
     We review our finite lived intangible assets and their related useful lives whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, including: a change in the competitive landscape; any internal decisions to pursue new or different technology strategies; a loss of a significant customer; or a significant change in the market place including changes in the prices paid for our products or changes in the size of the market for our products. An impairment results if the carrying value of the asset exceeds the sum of the future undiscounted cash flows expected to result from the use and disposition of the asset or the period of economic benefit has changed. If impairment were indicated, the amount of the impairment would be determined by comparing the carrying value of the asset group to the fair value of the asset group. Fair value is generally determined by calculating the present value of the estimated future cash flows using an appropriate discount rate. The projection of the future cash flows and the selection of a discount rate require significant management judgment. The key assumptions that management must estimate include sales volume, prices, inflation, product costs, capital expenditures and sales and marketing costs. For developed technology, we also must estimate the likelihood of both pursuing a particular strategy and the level of expected market adoption.
     If the estimate of an intangible asset’s remaining useful life would be changed, the remaining carrying amount of the intangible asset would be amortized prospectively over the revised remaining useful life.
     This testing relative to impairments involves critical accounting estimates. We relied upon our financial plan for 2006 and best estimates of revenues and cash flows for later years in measuring current values; however, these expectations may not be realized and future events and market conditions might indicate material impairment of value that could result in material charges to net income. Such a future situation would not, however, in and of itself affect our cash flow or liquidity.

Item 8. Financial Statements and Supplementary Data-Significant Accounting Policies Footnote
Goodwill and Intangible Assets
     Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), requires that definite-lived intangible assets and goodwill be tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying value exceeds fair value. Each reporting period, we review current events and circumstances to determine whether they continue to support the indefinite lives. With respect to goodwill, we have determined that we have one reporting unit and perform our annual impairment test on December 31st of each year. At December 31, 2005, we based our goodwill impairment testing on a comparison of fair value, which we estimated based on our market capitalization and an estimated control premium, to the Company’s book value. Our goodwill impairment test indicated no impairment in 2005 or in prior years. Indefinite lived intangible assets are valued using the relief from royalty method with no residual value. For indefinite lived intangible assets, our annual impairment tests indicated no impairment and the results of our review of useful lives, based on current events and circumstances, continue to support the indefinite lives.
     The values assigned to finite lived assets were determined using a discounted cash flow model and no residual value. Furthermore, SFAS No. 142 requires purchased intangible assets with a finite life to be amortized over their useful lives using a methodology which reflects the pattern in which the economic benefit of the assets is consumed. Amortization of these assets is generally straight-line, with the exception of any customer base assets and software related intangible assets. The customer base assets are amortized utilizing an accelerated method which reflects the pattern in which the economic benefits of the customer base asset are consumed or otherwise used. Software related intangible assets are amortized based on the greater of the amount computed using the ratio that current gross revenues bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life.
     In accordance with SFAS No. 144, finite lived intangibles and their related useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable or the period of economic benefit has changed. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the related asset or group of assets to estimated undiscounted future cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset exceeds its fair value, which is generally estimated based on future cash flows, an impairment charge is recognized by the amount by which the carrying amount of an asset exceeds the fair value of the asset. If the estimate of an intangible asset’s remaining useful life would be changed, the remaining carrying amount of the intangible asset would be amortized prospectively over the revised remaining useful life.

Item 8. Financial Statements and Supplemental Data-Footnote #2
2. Restatement
The Company has restated its consolidated balance sheets at December 31, 2003 and 2004 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2003 and 2004. In addition, the restatement affects the unaudited quarterly financial information for the year ended December 31, 2004 and the unaudited quarterly financial information for each of the first three quarters for the year ended December 31, 2005. The restated amounts for these quarters are presented in the “Statement of Operations Data by Quarter” in Item 8 of Form 10-K for the year ended December 31, 2005.
The restatement adjustments relate to certain assets acquired by the Company in its LoopCare and Cheetah acquisitions that should have been assigned finite useful lives, rather than indefinite lives, at their respective acquisition dates in September 2001 and February 2003. The assets affected include the LoopCare Base Software and Cheetah Customer Base, which will be amortized over 10 and 15 years, respectively, from the date of acquisition. These errors resulted in an understatement of amortization expense, an overstatement of net income and earnings per share, and an overstatement of intangible assets and an offsetting understatement of goodwill at the date of acquisition. The restatements resulted in non-cash adjustments that have no impact on cash provided by operating activities.
The effect of the adjustments on our financial statements for the fiscal years ended December 31, 2003 and 2004 is as follows (in thousands, except per share data):

BALANCE SHEET
	December 31,	December 31,	December 31,	December 31,
	2003	2003	2004	2004
ASSETS	As Reported	As Restated	As Reported	As Restated

Current assets	$72,496	$72,496	$79,547	$79,547
Intangibles	44,500	40,518	45,108	40,518
Goodwill	19,340	22,220	19,340	22,220
Other assets	17,493	17,543	14,839	14,860

Total assets	$153,829	$152,777	$158,834	$157,145

LIABILITIES AND SHAREHOLDERS’ EQUITY

Total current liabilities	$6,552	$6,552	$8,702	$8,702
Deferred tax liabilities	1,448	1,073	2,623	2,042

Total liabilities	8,000	7,625	11,325	10,744
Total shareholders’ equity	145,829	145,152	147,509	146,401

Total liabilities and shareholders’ equity	$153,829	$152,777	$158,834	$157,145

CONSOLIDATED STATEMENTS OF OPERATIONS	Years Ended December 31,
	2003	2003	2004	2004
	As Reported	As Restated	As Reported	As Restated

Revenues:	$65,100	$65,100	$62,818	$62,818
Cost of sales:
Products and services	26,732	26,732	25,959	25,959
Amortization	2,381	2,919	2,017	2,624

	29,113	29,651	27,976	28,583

Gross profit	35,987	35,449	34,842	34,235

Total operating expenses	31,310	31,310	32,854	32,854

Income from operations	4,677	4,139	1,988	1,381

Total other income	400	400	447	447

Income before taxes	5,077	4,539	2,435	1,828
Provision for income taxes	1,929	1,719	1,090	914

Net income	$3,148	$2,820	$1,345	$914

EARNINGS PER SHARE INFORMATION:
Basic Weighted Average Shares of Common Stock and Equivalents	13,106	13,106	13,141	13,141
Diluted Weighted Average Shares of Common Stock and Equivalents	13,313	13,313	13,253	13,253

Basic Net Income per Common Share	$0.24	$0.22	$0.10	$0.07

Diluted Net Income per Common Share	$0.24	$0.21	$0.10	$0.07

The above includes an immaterial restatement adjustment to separately state acquired Cheetah Maintenance Agreements and amortize related intangible asset over 10 years from the date of acquisition. The cumulative impact of the restatement adjustments decreased retained earnings by $0.3 million to $73.6 million at December 31, 2002.

Item 8. Financial Statements and Supplementary Data-Intangible Asset Footnote #4
     The following information is provided regarding the Company’s intangible assets and goodwill (in thousands):

		December 31, 2004 (Restated)			December 31, 2005
	Estimated
	Useful Life		Accumulated			Accumulated
	(In Years)	Gross	Amortization	Net	Gross	Amortization	Net
Non-amortized intangible assets:
Cheetah Trademark		$1,000	$—	$1,000	$1,000	$—	$1,000
LoopCare trade name		1,300	—	1,300	1,300	—	1,300
LoopCare post warranty maintenance service agreements		32,000	—	32,000	—	—	—

Total Non-amortized Intangibles		$34,300	$—	$34,300	$2,300	$—	$2,300

Amortized intangible assets:
Cheetah Maintenance	10	$160	$21	$139	$160	$41	$119
Exclusivity agreement	5	715	107	608	715	250	465
Customer Base — Cheetah	15	2,650	223	2,427	2,650	449	2,201
Base software — LoopCare	10	4,510	1,466	3,044	4,510	1,918	2,592
LoopCare post warranty maintenance service agreements	50	—	—	—	32,000	160	31,840

Total Amortized Intangible Assets		$8,035	$1,817	$6,218	$40,035	$2,818	$37,217

Total Intangible Assets		$42,335	$1,817	$40,518	$42,335	$2,818	$39,517

Capitalized software:
Clear Software Purchase	1	$538	$11	$527	$538	$522	$16
Proprietary technology — Cheetah	10	1,000	192	808	1,000	292	708
Base software — Cheetah	10	2,900	556	2,344	2,900	846	2,054
LoopCare developed product software	5	7,591	4,817	2,774	7,664	6,343	1,321

Total capitalized software		$12,029	$5,576	$6,453	$12,102	$8,003	$4,099

Goodwill		$22,220	$—	$22,220	$21,562	$—	$21,562

Finite lived intangible assets are generally amortized on a straight-line basis with the exception of any customer base assets and software related intangible assets. The customer base assets are amortized utilizing an accelerated method which reflects the pattern in which the economic benefits of the customer base asset are consumed or otherwise used. Software related intangible assets are amortized based on the greater of the amount computed using the ratio that current gross revenues bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life. All amortization of intangible assets is recorded in cost of goods sold.
We have also entered into certain third party license agreements to augment our next-generation technology. During 2004, the Company entered into a license agreement with a third party software vendor for certain Voice Over Internet Protocol (VoIP) technology. In conjunction with this agreement, the Company paid approximately $0.7 million for the exclusivity rights related to the technology. The exclusivity fee will be amortized on a straight line basis over the five year contract period effective April 1, 2004.
With regard to the Post-Warranty Maintenance Service Agreements, during the fourth quarter of 2005, management determined that events and circumstances which previously supported the indefinite life of this asset had changed. More specifically, a disclosure by one of the Company’s key customers during the fourth quarter of 2005 regarding its FTTP initiative, as well as circumstances surrounding recent post-warranty contract renewals, on a combined basis, led the Company to conclude that, in accordance with SFAS No. 142, a finite useful life should be assigned and the intangible asset should be amortized on a prospective basis beginning October 1, 2005. Management currently believes that the hybrid fiber/copper network currently deployed by the RBOCs, which is tested by the underlying LoopCare Base Software, will exist for at least 50 years. Management has, therefore, assigned a useful life to this asset of 50 years.

During 2005, Tollgrade settled the final purchase price related to its acquisition of the Cheetah business pursuant to the provisions of the purchase and sale agreement. Among other matters, this settlement resulted in Tollgrade receiving a cash payment from escrow in the amount of $0.5 million. As a result of this settlement, Tollgrade adjusted the goodwill associated with this transaction by $0.7 million, which reflects the cash settlement received in addition to settlement of certain obligations to the seller. In addition, during the third quarter of 2005, we recorded an impairment charge of $0.4 million related to software acquired in 2004 that no longer was considered a part of the Company’s product strategy going forward. This charge is reflected in amortization expense.
The Company currently estimates amortization expense to be $3.1 million, $2.0 million, $2.0 million, $1.8 million, $1.7 million and $30.7 million for the years ended December 31, 2006, 2007, 2008, 2009, 2010, and thereafter, respectively.